Exhibit 99.2

SKY SOLAR HOLDINGS, LTD.

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 10, 2015

NOTICE IS HEREBY GIVEN that the annual general meeting of Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”) will  be held on December 10, 2015 at 10:00 a.m. (Beijing time) at Suite 1703, Gubei International Financial Center, 1438 Hongqiao Road, Shanghai 200336, China, for the following purposes:

1.                                      To re-elect  Mr. Andrew (Jianmin) Wang as a Class I director of the Company;

2.                                      To re-elect  Dr. Hao Wu as a Class I director of the Company;

3.                                      To ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2015;

4.                                      To authorize any duly authorized committee of the board of directors of the Company  to fix the remunerations of the auditors;

5.                                      To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing matters 1 to 4 as such director, in his or her absolute discretion, thinks fit;

6.                                      To receive the audited accounts of the Company for the year ended December 31, 2014; and

7.                                      To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The resume of each of Mr. Andrew (Jianmin) Wang and Dr. Hao Wu, the proposed Class I directors of the Company, accompanies this notice of meeting.

The board of directors of the Company has fixed the close of business on October 29, 2015 (New York time) as the record date (the “Record Date”).  Only holders of our ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person.  Your vote is important.  If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s Shanghai office at Suite 1703, Gubei International Financial Center, 1438 Hongqiao Road, Shanghai 200336, China, Attention: Mr. Gary Wang (王玉德), by email to gary.wang@skysolargroup.com, or by fax to Gary Wang at +86-21-61638811 as soon as possible and in any event no later than 10:00 a.m. December 3, 2015 (New York City time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, CITIBANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs.  Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary.  For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded.  In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct CITIBANK N.A.— HONG KONG (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions.  In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs.  The Depositary will only vote or attempt to vote as you instruct and as further described below.  Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline and voting is by poll, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares, provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of shares may be adversely affected.  The Depositary will not itself exercise any voting discretion.  Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Weili Su

Chairman

Date: November 11, 2015

Exhibit A

Resume of Candidates for Directors

Andrew (Jianmin) Wang. Mr. Wang has been our chief financial officer and secretary of the board since May 2011 and has been our director since October, 2015.  He is responsible for all financial accounting and capital management aspects.  He also leads the information and technology and corporate legal compliance function, as well as acting as the secretary of the board.  Mr. Wang is a professional accountant, having been a member of the China Institute of Certified Public Accountant since August 1995.  Mr. Wang has extensive experience with financial services and accounting.  He served as Audit Manager at Deloitte Touche Tohmatsu (Shanghai) from July 1993 to February 1999.  He moved to Avery (China) Co., Ltd. to serve as finance director from March 1999 to December 2005.  He was financial director at Invista Apparel Asia Pacific from January 2006 to May 2007.  He then worked at Otis China Holdings Ltd. as their Financial Controller from June 2007 to April 2008.  Immediately prior to joining us, he was corporate finance director of Suntech Power Holdings Ltd. from April 2008 to April 2011.  Mr. Wang was awarded an Executive Master of Business Administration by Washington University in St. Louis in December 2004.  Mr. Wang was awarded a Bachelor of Accounting by Shanghai University of Science and Engineering in July 1993.

Dr. Hao Wu.  Dr. Wu has been our director since July 2012.  Dr. Wu is a Chartered Financial Analyst registered with the CFA Institute since December 1998 and a member of the New York Society of Securities Analysts since April 2002.  He has served as president of The Chinese Finance Association (TCFA).  Since August 2005, Dr.  Wu has been managing partner and chief executive officer of Sino Century.  Prior to that, Dr. Wu advised AIG Global Investments as senior financial analyst from January 1997 to August 2000.  He had broad responsibilities including advising AIG companies in Asia and Europe on investment and risk management strategies.  He was also managing director and Head of Global Financial Products of Radian Group from October 2000 to August 2005.  Dr. Wu was awarded a Bachelor of Science (Physics) by Fudan University in July 1988.  He was also awarded a Doctorate in Electrical Engineering and a Master of Business Administration in Finance by the University of Southern California in December 1996 and May 1996, respectively.  Dr. Wu completed a course on leading professional service firms at Harvard Business School in March 2005.